Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN

LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the board of directors (the “Board”) of Baozun Inc. (the “Company”) are set out below.

Directors

Mr. Vincent Wenbin Qiu (Chairman and Chief Executive Officer)

Mr. Junhua Wu

Mr. Satoshi Okada

Ms. Yang Liu

Independent directors

Mr. Yiu Pong Chan

Mr. Steve Hsien-Chieng Hsia

Mr. Benjamin Changqing Ye

The Board has three Board committees. The table below provides membership information of these committees on which each director of the Company serves.

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Mr. Vincent Wenbin Qiu
Mr. Junhua Wu
Mr. Satoshi Okada
Ms. Yang Liu
Mr. Yiu Pong Chan	M	C	M
Mr. Steve Hsien-Chieng Hsia	M	M	C
Mr. Benjamin Changqing Ye	C	M	M

Notes:

C	Chairman of the relevant Board committee
M	Member of the relevant Board committee

May 11, 2023

* For identification purposes only

2